UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

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Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated December 5, 2013.

Exhibit 99.1

Golar LNG to Sell a Portion of Its Interests in Golar LNG Partners LP

Golar LNG Limited ("Golar" or "the Company") announced today that it is offering 3,400,000 common units, representing limited partner interests in Golar LNG Partners LP ("Golar Partners" or the "Partnership"), as a selling unitholder in the public offering announced on December 5, 2013 by Golar Partners (the "Offering"). Golar Partners also plans to offer 5,100,000 of its common units in the Offering and Golar GP LLC, the Partnerships general partner intends to maintain its 2% general partner interest by subscribing to the newly issued units.

Golar intends to use the proceeds it receives from its offering of the common units of Golar Partners to create liquidity which potentially can be used to develop its floating LNG production business.

Following completion of the Offering, Golar will own the following interests in Golar Partners: 8,838,096 common units, 15,949,831 subordinated units, the 2% general partner interest (through its ownership of the general partner) and all of the incentive distribution rights.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed by Golar LNG Partners LP with the Securities and Exchange Commission (the "SEC"). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which has been filed by Golar LNG Partners LP with the SEC.

Hamilton, Bermuda
December 5, 2013
Enquiries: Golar Management Limited: + 44 207 063 7900
Brian Tienzo
Stuart Buchanan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: December 5, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Executive Officer